UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 27, 2006

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 16

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith & Nephew Q1 Results”, dated April 27, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: April 27, 2006	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

Item 1

Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7646 F 44 (0) 207 960 2350 www.smith-nephew.com

Smith & Nephew Q1 Results

27 April 2006

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the first quarter ended 1 April 2006, and for the first time in US dollars.

Highlights

•	Q1 revenue up 6%* to $643m

•	Q1 EPSA** down by 5% to 9.7¢**

•	Strong new product launch programme

•	BSN medical disposal completed

Commenting on the first quarter, Sir Christopher O’Donnell, Chief Executive of Smith & Nephew, said:

“At the time of our preliminary results for 2005 we indicated that market conditions had become tougher. This has proved to be the case in Q1 and is likely to continue during 2006. First quarter sales and earnings are slightly lower than expected and Q2 is anticipated to show only a modest improvement.

However, we expect trading to improve in the second half as we roll out a number of new products. With one of the strongest new product launch programmes we have had for many years, we remain confident in our medium and long-term growth prospects.”

A conference call for analysts to discuss the Company’s first quarter results will be held at 12.00noon BST / 7.00am EST today, Thursday 27 April. The conference call will be broadcast live on the web and will be available on demand shortly following the close of the meeting at http://www.smith-nephew.com/Q106. If interested parties are unable to connect to the web, a listen-only service is available by calling 020 7138 0809 in the UK or 718 354 1357 in the US. Analysts should contact Julie Allen on +44 (0) 20 7960 2254 or by email at julie.allen@smith-nephew.com for conference call details.

*	Unless otherwise specified as ‘reported’, all revenue increases throughout this document are underlying increases after adjusting for the effects of currency translation. See note 3 for a reconciliation of these measures to results reported under IFRS.
**	EPSA is stated before the fair value loss made on hedging the proceeds from the disposal of the joint venture, taxation thereon, amortisation of acquisition intangibles and the gain on the disposal of the joint venture. See note 2.

News

Enquiries

Investors
Peter Hooley	+44 (0) 20 7401 7646
Finance Director Smith & Nephew
Media
David Yates/Deborah Scott Financial Dynamics – London	+44 (0) 20 7831 3113
Jonathan Birt	+1 (212) 850 5634
Financial Dynamics – New York

Introduction

As indicated at the time of our 2005 preliminary results, conditions have been tougher during the first quarter, not only in the US, but also in the UK and Germany where we have been affected by healthcare budget constraints. In addition, we have taken a major strategic step to restructure our Orthopaedic management and salesforce into separate Reconstruction and Trauma businesses and this contributed to slower revenue growth in the quarter.

This has resulted in a challenging first quarter, which has made us more cautious over our growth prospects for the year. We are responding to this by controlling our costs and focusing investment behind our new products. As the individual launches of our strong new product line up occur over the course of the year, we expect an improved second half.

This is the first quarter our results have been consolidated and reported in US dollars following the redenomination of the share capital of the Company into US dollars on 23 January 2006 so as to align the Group’s capital base with its effective functional currency.

First Quarter Results

Underlying revenue growth in the quarter was 6% relative to the first quarter last year. Translational currency reduced revenue growth by 4%, resulting in reported first quarter revenue increasing by 2% to $643m.

Trading profit in the quarter was $127m, a trading margin of 20%, and interest and finance income was $4m. Tax thereon amounted to $40m, an effective tax rate of 30 1/2%, resulting in attributable profit of $91m before the fair value loss, taxation thereon, amortisation of acquisition intangibles and the gain on the disposal of the joint venture.

The gain realised on the disposal of the joint venture, BSN medical, to Montagu Private Equity was $332m. Attributable profit after the fair value loss, taxation thereon, amortisation of acquisition intangibles and the gain on the disposal of the joint venture was $419m.

Earnings per share, before the fair value loss, taxation thereon, amortisation of acquisition intangibles and the gain on the disposal of the joint venture (“EPSA”), was 9.7¢ (48.5¢ per American Depositary Share, “ADS”), a 5% decrease on the first quarter last year. Reported earnings per share was 44.5¢ ($2.23 per ADS). A reconciliation of EPSA to reported earnings per share is given in note 2 to the accounts.

EPSA in sterling terms at average exchange rates was 5.55p, a 3% increase on the first quarter last year.

Orthopaedic Reconstruction

Reconstruction revenues at $221m grew by 7% relative to the first quarter last year, in line with the global market. We had a slow quarter in the US with revenue growing only 2% where the timing of the introduction of our new products and the restructuring of our Orthopaedic business inhibited our ability to gain new business in the short-term. Outside the US, revenue growth continued strongly at 15%.

Knee revenues grew 9%. Within the US 4% growth was achieved, with the LEGIONà Revision Knee making a promising start. Outside the US, OXINIUMà technology and GENESISà II knees continued to secure market share, with 18% growth.

Hip revenues grew 5%. Outside the US the breadth of our range generated growth of 14%, whereas within the US hip revenues declined 1%.

After launching the LEGION Revision Knee at the end of last year we launched the JOURNEYà Bi-Cruciate Stabilized Knee System in mid-March. These are two important new platform products and incorporate innovative instrumentation. In hips we launched the ANTHOLOGYà Primary Hip System with a flat stem and await a decision from the FDA on approval to market the BIRMINGHAM HIPà Resurfacing system in the US.

Orthopaedic Trauma

Trauma revenues grew by 8% relative to the first quarter last year at $108m. Growth in the US was 10% and outside the US 5%.

Fixation products grew 7%, both in the US and outside the US. This is a slower rate of revenue growth in the US than last year which benefited from the launch of PERI-LOCà Periarticular Locked Plating System. Due to changes in our reimbursement procedures with US healthcare insurers, Clinical Therapies revenue growth slowed in January and February resulting in Q1 growth of 12% and has now returned to more usual levels.

Endoscopy

Endoscopy revenue grew 7% to $157m, with growth in the US of 5% and outside the US of 10%.

Repair revenues continue to drive the business with 19% growth. Resection and access revenues grew 3%. Spinal growth improved to 6%. Digital Operating Room and visualisation growth was slower at 1%, but this compares with a very strong first quarter last year.

Important product launches in the quarter were CALAXOà Osteoconductive Interference Screw for use in knee ligament fixation, and the CONDORà Control System for our Digital Operating Room. To expand our hip arthroscopy range, we launched an innovative hip positioner and the BIORAPTORà Suture Anchor for labral repairs.

Advanced Wound Management

Advanced Wound Management revenues grew 1% compared to the first quarter last year at $157m. This was after a 1% dilution effect from exiting from DERMAGRAFTà dermal substitute and its related products. Correcting for DERMAGRAFT dilution, US growth was 4%. Outside the US revenue growth was 2% reflecting revenue declines of 5% and 8% respectively in the UK and Germany, consequent on significant healthcare spending constraints in these countries.

The DERMAGRAFTà facility is now closed and the benefits of refocusing the salesforce in the US are starting to come through.

Our major woundcare brands, ALLEVYNà hydrocellular dressings and ACTICOATà antimicrobial silver dressings, continued to drive underlying revenues, with growth rates of 7% and 20% respectively. We obtained European approval for ACTICOAT Moisture Control and launched it in Europe during the quarter and a major product upgrade is scheduled later this year for ALLEVYN dressings.

Outlook

We have one of the strongest new product launch programmes for many years which gives us confidence in our medium and long-term growth potential.

In 2006, we have a progressive rollout of new products and see revenue growth strengthening in the second half. For the full year we now see Reconstruction and Trauma growing in the low double digits, Endoscopy approaching double digits and Advanced Wound Management growing in low single digits while it anniversaries the exit from the DERMAGRAFT business.

These underlying revenue growth rates, together with margin expansion of around 1%, are expected to result in trading profit growth in the low teens before translational currency. In EPSA terms, as indicated in our 2005 preliminary results, this growth rate will be diluted by one-off effects of the BSN disposal, the movement in US interest rates and the higher tax charge leading to an EPSA growth of around 4%-6% before translational currency. Interest and finance income is expected to be around $13m.

For the second quarter, underlying revenue growth is expected to increase slightly from that of the first quarter and margin expansion of around  1/2% should result in flat EPSA before translational currency.

For the second quarter and the full year, translational currency is expected to reduce revenue and EPSA growth by around 1 1/2%.

About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction and Trauma, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world generating annual sales of $2.6 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à	Trademark of Smith & Nephew. Certain names registered at the US Patent and Trademark Office.

SMITH & NEPHEW plc

2006 QUARTER ONE RESULTS

Unaudited Group Income Statement

for the 3 months to 1 April 2006

	Notes	2006 $m	2005 A $m
Revenue	3	643	628
Cost of goods sold		(164)	(156)
Selling, general and administrative expenses		(323)	(317)
Research and development expenses		(29)	(31)

Trading profit	4	127	124
Amortisation of acquisition intangibles		(2)	(3)

Operating Profit	4	125	121
Interest receivable		7	8
Interest payable		(4)	(5)
Other finance income		1	—
Loss on hedge of the sale proceeds of the joint venture		(3)	—

Profit before taxation		126	124
Taxation	6	(39)	(38)

Profit from continuing operations		87	86
Discontinued operations: Net profit on disposal of the joint venture	7	332	—
Discontinued operations: Share of results of the joint venture	7	—	7

Attributable profit		419	93

Earnings per share	2
Including discontinued operations:
Basic		44.5¢	9.9¢
Diluted		44.3¢	9.8¢
Excluding discontinued operations:
Basic		9.2¢	9.2¢
Diluted		9.2¢	9.1¢

A	As restated for the change in reporting currency from Sterling to US Dollars on 1 January 2006 – see Note 1.

Unaudited Group Statement of Recognised Income and Expense

for the 3 months to 1 April 2006

	2006 $m	2005 A $m
Translation differences on foreign currency net investments	26	(23)
Cumulative translation adjustment on disposal of the joint venture	(14)	—
(Losses)/gains on cash flow hedges	(2)	10
Actuarial gains on defined benefit pension plans	37	—
Taxation on items taken directly to equity	(12)	—

Net income/(expense) recognised directly in equity	35	(13)
Attributable profit	419	93

Total recognised income and expense	454	80

SMITH & NEPHEW plc

2006 QUARTER ONE RESULTS continued

Unaudited Group Balance Sheet as at 1 April 2006

31 Dec 2005 A $m		Notes	1 April 2006 $m	2 April 2005 A $m
	ASSETS
	Non-current assets
589	Property, plant and equipment		600	565
673	Intangible assets		687	709
10	Investments		10	10
—	Investment in joint venture		—	221
—	Non-current receivables		—	2
—	Non-current asset derivatives		—	11
131	Deferred tax assets		131	129

1,403			1,428	1,647

	Current assets
610	Inventories		641	593
620	Trade and other receivables		606	597
10	Current asset derivatives		3	46
151	Cash and bank		421	143

1,391			1,671	1,379
218	Held for sale – investment in joint venture		—	—

3,012	TOTAL ASSETS		3,099	3,026

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent
197	Called up equity share capital		188	216
292	Share premium account		317	304
(4)	Own shares		(1)	(4)
997	Accumulated profits and other reserves		1,382	908

1,482	Total equity	9	1,886	1,424

	Non-current liabilities
211	Long-term borrowings		16	197
190	Retirement benefit obligation		157	279
16	Other payables due after one year		14	7
48	Provisions – due after one year		55	58
53	Deferred tax liabilities		26	79

518			268	620

	Current liabilities
227	Bank overdrafts and loans due within one year		136	215
452	Trade and other payables		472	466
91	Provisions – due within one year		70	81
29	Current liability derivatives		1	4
213	Current tax payable		266	216

1,012			945	982

1,530	Total liabilities		1,213	1,602

3,012	TOTAL EQUITY AND LIABILITIES		3,099	3,026

A	As restated for the change in reporting currency from Sterling to US Dollars on 1 January – see Note 1.

SMITH & NEPHEW plc

2006 QUARTER ONE RESULTS continued

Unaudited Condensed Group Cash Flow Statement

for the 3 months to 1 April 2006

	2006 $m	2005 A $m
Net cash inflow from operating activities
Operating profit	125	121
Depreciation and amortisation	36	35
Share based payment expense	4	4
Movement in working capital and provisions B	(76)	(88)

Cash generated from operations	89	72
Net interest received	3	3
Income taxes paid	(27)	(18)

Net cash inflow from operating activities	65	57

Cash flows from investing activities
Acquisitions	(4)	(3)
Disposal of joint venture C	551	—
Dividends received from the joint venture C	—	11
Capital expenditure	(58)	(49)

Net cash used in investing activities	489	(41)

Cash flow before financing activities	554	16

Cash flows from financing activities
Proceeds from issue of ordinary share capital	3	2
Cash movements in borrowings	(270)	(10)
Settlement of currency swaps	2	4

Net cash used in financing activities	(265)	(4)

Net increase in cash and cash equivalents	289	12
Cash and cash equivalents at beginning of period	65	44
Exchange adjustments	6	(3)

Cash and cash equivalents at end of period D	360	53

A	As restated for the change in reporting currency from Sterling to US Dollars on 1 January – see Note 1.
B	After $8 million (2005 – $15 million) unreimbursed by insurers relating to macrotextured knee revisions and $8 million (2005 -$1 million) of outgoings on rationalisation, acquisition and divestment costs.
C	Discontinued operations accounted for $551 million (2005 - $11 million) of net cash flow from investing activities.
D	Cash and cash equivalents at the end of the period are net of overdrafts of $61 million (2005 - $90 million).

SMITH & NEPHEW plc

2006 QUARTER ONE RESULTS continued

NOTES

1.	As the Group’s principal assets and operations are in the US and the majority of its operations are conducted in US Dollars, the Group changed its reporting currency from Pounds Sterling to US Dollars with effect from 1 January 2006. This will lower the Group’s exposure to currency translation risk on its revenue, profits and equity. The Company redenominated its share capital into US Dollars on 23 January 2006 and will retain distributable reserves and declare dividends in US Dollars. Consequently, its functional currency became the US Dollar. Financial information for prior periods has been restated from Pounds Sterling into US Dollars in accordance with IAS 21.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2005, which will be delivered to the Registrar of Companies after approval by shareholders on 27 April 2006.

2.	In order to provide a trend measure of underlying performance, attributable profit is adjusted to exclude items which management consider may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain trends as they are exceptional in nature or derive from specific accounting treatments.

Adjusted earnings per share (“EPSA”) has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 941 million (2005 – 937 million). The diluted weighted average number of ordinary shares in issue is 945 million (2005 – 943 million).

	2006 $m	2005 $m
Attributable profit	419	93
Adjustments:
Amortisation of acquisition intangibles	2	3
Net profit on disposal of the joint venture	(332)	—
Loss on hedge of the sale proceeds of the joint venture	3	—
Taxation on excluded items	(1)	—

Adjusted attributable profit	91	96

Adjusted basic earnings per share	9.7¢	10.2¢
Adjusted diluted earnings per share	9.6¢	10.2¢

SMITH & NEPHEW plc

2006 QUARTER ONE RESULTS continued

NOTES

3.	Revenue by segment for the 3 months to 1 April 2006 was as follows:

	2006 $m	2005 $m	Underlying growth in revenue %
Revenue by business segment
Orthopaedic Reconstruction	221	211	7
Orthopaedic Trauma	108	102	8
Endoscopy	157	151	7
Advanced Wound Management	157	164	1

	643	628	6

Revenue by geographic market
United States	319	307	4
Europe E	203	207	6
Africa, Asia, Australasia and Other America	121	114	10

	643	628	6

E	Includes United Kingdom revenue of $54 million (2005 - $60 million).

Underlying revenue growth is calculated by eliminating the effects of translational currency. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue %	Foreign currency translation effect %	Underlying growth in revenue %
Orthopaedic Reconstruction	5	2	7
Orthopaedic Trauma	6	2	8
Endoscopy	4	3	7
Advanced Wound Management	(4)	5	1

	2	4	6

4.	Trading and operating profit by segment for the 3 months to 1 April 2006 was as follows:

	2006 $m	2005 $m
Trading Profit by business segment
Orthopaedic Reconstruction	57	57
Orthopaedic Trauma	19	18
Endoscopy	30	30
Advanced Wound Management	21	19

	127	124

Operating Profit by business segment
Orthopaedic Reconstruction	55	54
Orthopaedic Trauma	19	18
Endoscopy	30	30
Advanced Wound Management	21	19

	125	121

SMITH & NEPHEW plc

2006 QUARTER ONE RESULTS continued

NOTES

5.	The cumulative number of revisions of the macrotextured knee product was 969 on 1 April 2006 compared with 955 at 31 December 2005. This represents 33% of the total implanted. Settlements with patients have been achieved in respect of 816 revisions (31 December 2005 – 771 settlements). Costs of $87 million are in dispute with insurers and are provided for in full. $67 million of provision remains to cover future settlement costs.

6.	Taxation of $40 million (2005 - $38 million) on the profit before amortisation of acquisition intangibles, the loss on hedge of the sale proceeds of the joint venture and discontinued operations is at the full year estimated effective rate of 30.5% (2005 – 29.9%). Of the $39 million (2005 - $38 million) taxation charge $27 million (2005 - $32 million) relates to overseas taxation.

7.	On 23 February 2006 the Group sold its 50% interest in the BSN joint venture for cash consideration of $562 million. The net profit of $332 million on the disposal of the joint venture is after a credit of $14 million for cumulative translation adjustments and $26 million of transaction costs. In 2005 the share of results of the joint venture is after interest payable of $1 million and taxation of $3 million. The Group’s discontinued operations earnings per share for the year is: basic 35.3¢ (2005 – 0.7¢) and diluted 35.1¢ (2005 – 0.7¢).

8.	No dividends were paid in the quarter in 2006 or 2005. The second interim dividend for 2005 of 6.1 US cents per ordinary share was declared by the Board on 9 February 2006. UK shareholders will receive 3.5 pence per ordinary share. This is payable on 12 May 2006 to shareholders whose names appear on the register at the close of business on 21 April 2006. Shareholders may participate in the dividend re-investment plan.

9.	The movement in total equity for the 3 months to 1 April 2006 was as follows:

	2006 $m	2005 $m
Opening equity as at 1 January	1,482	1,338
Attributable profit	419	93
Equity dividends accrued	(57)	—
Exchange adjustments	12	(23)
(Losses)/gains on cash flow hedges	(2)	10
Actuarial gains on defined benefit pension plans	37	—
Share based payment recognised in the income statement	4	4
Taxation on items taken directly to equity	(12)	—
Issue of ordinary share capital	3	2

Closing equity	1,886	1,424

10.	Net cash/(net debt) as at 1 April 2006 comprises:

	2006 $m	2005 $m
Cash and bank	421	143
Long-term borrowings	(16)	(197)
Bank overdrafts and loans due within one year	(136)	(215)
Net currency swap assets	2	53

	271	(216)

The movements were as follows:

Opening net debt as at 1 January	(306)	(232)
Cash flow before financing activities	554	16
Proceeds from issue of ordinary share capital	3	2
Exchange adjustments	20	(2)

Closing net cash/(net debt)	271	(216)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been instructed by the company to review the financial information for the three months ended 1 April 2006 which comprises Group Income Statement, Group Statement of Recognised Income and Expense, Group Balance Sheet, Condensed Group Cash Flow Statement and the related notes 1 to 10. We have read the other information contained in the interim report for quarter one and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim report for quarter one, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report for quarter one in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon assessing whether the accounting policies and presentation have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 1 April 2006.

Ernst & Young LLP

London

27 April 2006